UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genworth Financial, Inc. Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

Genworth Financial, Inc. Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 22, 2017

Genworth Financial, Inc. Retirement and Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments:
Investments at fair value	$572,629,499	$564,706,856
Receivables:
Notes receivable from participants	7,871,579	9,601,373
Receivable for securities sold	142,873	—
Accrued dividends and interest	111,742	90,994
Employer contribution receivable	9,838,953	12,610,648

Total receivables	17,965,147	22,303,015

Total assets	590,594,646	587,009,871

Liabilities:
Payables for securities purchased	—	30,435
Accrued participant expenses	205,490	235,947

Total liabilities	205,490	266,382

Net assets available for plan benefits	$590,389,156	$586,743,489

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2016

Additions to (reductions from) net assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$39,995,747
Interest and dividends	3,567,731

Total investment income	43,563,478

Interest income from notes receivable from participants	458,307

Contributions:
Participants	21,726,515
Employer	23,478,282
Rollovers	1,110,046

Total contributions	46,314,843

Benefits paid to participants	86,690,961

Net increase in net assets available for plan benefits	3,645,667
Net assets available for plan benefits at:
Beginning of the year	586,743,489

End of the year	$590,389,156

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Aon Hewitt, respectively.

(b)	Eligibility

Eligible full-time employees (those scheduled to perform at least 1,000 hours of service within a plan year) may participate in the Plan upon their date of employment. Eligible part-time employees may join the Plan once scheduled to perform at least 1,000 hours of service within a plan year.

(c)	Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible pay on a pre-tax basis. Eligible pay includes salary, overtime, first year commissions and bonuses. The maximum allowable deferral under the Code was $18,000 per individual for 2016. The Company makes matching contributions equal to 100% of the first 6% of eligible pay deferred by an eligible participant. Beginning January 1, 2017, the Company will make matching contributions equal to 100% of the first 4% of eligible pay deferred by an eligible participant and 50% of the next 2% of eligible pay deferred by an eligible participant for such Plan year, provided that the Company’s matching contribution for an eligible participant will not exceed 5% of a participant’s eligible pay.

The Company also makes annual supplemental contributions, based upon each participant’s eligible pay. The annual supplemental contributions are based on a combination of age and service and range from 1% to 6% of eligible pay. Beginning January 1, 2016, newly hired employees received annual supplemental contributions ranging from 1% to 3% of eligible pay. Starting January 1, 2017 for most employees, the annual supplemental contributions will be a flat 3% of eligible pay. Certain participants eligible (as of December 31, 2015) for annual supplemental contributions in the range of 4% to 6% of eligible pay will generally continue to receive that contribution rate through December 31, 2020 before starting at a flat 3% of eligible pay effective January 1, 2021. For a period of 10 years ending September 27, 2015, certain long-service employees received additional supplemental contributions in the range of 6% to 18% of eligible pay depending upon age and service as of September 27, 2005. Supplemental contributions are invested as directed by the Company (see note 4).

The Plan has automatic enrollment features with respect to newly hired or re-hired employees. If the employee is eligible to participate, he or she will be automatically enrolled in the Plan with pre-tax contributions being made at the rate of 3% of eligible pay the first year. As part of the automatic enrollment, participant contribution rates are automatically increased by 1% each year until they reach 6% of eligible pay. If a participant is automatically enrolled in the Plan, they may decline participation in the Plan, change the contribution rate from 3% of eligible pay or modify the automatic rate escalation. These contributions are invested in the BlackRock LifePath Index fund associated with a participant’s date of birth, until the participant directs investment of the automatic deferrals into another investment option offered by the Plan.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Rollover contributions as shown in the accompanying statement of changes in net assets available for plan benefits represent account balances rolled over into the Plan by participants from other qualified plans.

(d)	Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and supplemental contributions and the proportionate share of the Plan’s earnings or losses. Each participant is entitled only to the benefits that can be provided from his or her vested account.

(e)	Vesting

Participants hired after December 31, 2010 must attain two years of service to reach full vesting on Company matching contribution accounts. Company supplemental contributions are fully vested after three years of service. Participants hired before January 1, 2011 were immediately vested in their account balances excluding their supplemental contribution accounts. Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2016 and 2015 were $521,319 and $61,230, respectively, and forfeitures used to reduce employer contributions were $388,840 and $790,939 in 2016 and 2015 respectively.

(f)	Investment Options

Participants are permitted to allocate their account balances to one or more of 17 investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Money Market Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Money Market Fund must first transfer to one of the other Plan investment options and remain in that option for 90 days before transferring into the BlackRock Money Market Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

On October 21, 2016, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Asia Pacific Global Capital Co., Ltd. (“the Parent”), a limited liability company incorporated in the People’s Republic of China, and Asia Pacific Global Capital USA Corporation (“Merger Sub”), a Delaware corporation and an indirect, wholly-owned subsidiary of the Parent. Subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of certain conditions, Merger Sub would merge with and into the Company with the Company surviving the merger as an indirect, wholly-owned subsidiary of the Parent. The Parent is a newly formed subsidiary of China Oceanwide Holdings Group Co., Ltd. (together with its affiliates, “China Oceanwide”). China Oceanwide has agreed to acquire all the Company’s outstanding common stock for a total transaction value of approximately $2.7 billion, or $5.43 per share in cash. At a special meeting held on March 7, 2017, the Company’s stockholders voted on and approved a proposal to adopt the Merger Agreement. The transaction remains subject to other closing conditions, including the receipt of required regulatory approvals in the U.S., China, and other international jurisdictions. Both parties are engaging with the relevant regulators regarding the applications and the pending transaction. For more information on the transaction, please visit Genworth Investor Relations at http://investor/genworth.com/investors/default.aspx.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

(g)	Notes Receivable from Participants

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their supplemental contribution account). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions.

(h)	Withdrawals

Withdrawals for financial hardship are permitted (excluding supplemental contribution account) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. In-service withdrawals are permitted, allowing participants who have reached age 59 1⁄2 or older to obtain withdrawals of pre-tax and rollover accounts.

(i)	Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount or via partial lump-sum distributions. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize that portion of their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee. In the event of annuitizations for participants ages 55 to 64, the guaranteed amount will be less than waiting to receive the full amount at age 65 because payments will be made over a longer period of time.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the net asset value as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. The common stock of the Company is traded on the New York Stock Exchange (NYSE) and is valued at the quoted market price on the last business day of the Plan year. Investment in the separately managed fund is valued based on the fair value of the underlying investments, which is based upon the closing price reported in the active market in which the individual securities are traded.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

The ClearCourse SM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (GLAIC) (see note 6), an indirect, wholly-owned subsidiary of the Plan sponsor, using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse SM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for plan benefits as net appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued interest.

(e)	Benefits

Benefit payments to participants are recorded when paid.

(f)	Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from participants’ accounts.

(3)	Investments, at Fair Value

(a)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets.

•	Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded equity securities and actively traded mutual fund investments. Financial instruments in this category include short-term investments, mutual funds, Genworth common stock, and equity securities.

Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable, information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category could include: certain public and private corporate fixed maturity and equity securities; government or agency securities; certain mortgage-backed and asset-backed securities; securities held as collateral; and certain non-exchange-traded derivatives. The Plan had no Level 2 assets as of December 31, 2016 or 2015.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Level 3 is comprised of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. In limited instances, this category may also utilize non-binding broker quotes. This category could include certain less liquid fixed maturity, equity and trading securities and certain derivative instruments where the significant valuation inputs would not be corroborated with market observable data. The Plan had no Level 3 assets as of December 31,2016 or 2015.

The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset, such as the relative impact on the fair value as a result of including a particular input. The Plan reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets. Such reclassifications are reported as transfers in and out of each level at the beginning fair value for the reporting period in which the changes occur. There were no transfers between levels during the years ended December 31, 2016 or 2015. See note 2(c) for additional information related to fair value measurements.

(b)	Valuation Methodologies

The following is a description of the valuation techniques and inputs used to determine fair value by class of instrument.

Short-term investments: Short-term investments are valued at cost, which approximates fair value.

Common stock: Common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Registered investment companies: Mutual funds are valued at NAV and trade on a market exchange. Each fund’s NAV is calculated as of the close of business of the NYSE and National Association of Securities Dealers Automated Quotations.

Common/collective trust funds: The funds are valued at the NAV as determined by using estimated fair value of the underlying assets held in the funds. NAV is used as a practical expedient for fair value. Because transactions initiated in these funds are settled at the NAV determined at the end of the day of trade, there are no readily available market quotations for the funds.

Separately managed fund: This fund is valued based on the fair value of the underlying investments. The underlying investments consist of interest-bearing cash and marketable securities and were valued based upon the closing price reported in the active market in which the individual securities are traded.

Group variable annuity: The ClearCourse SM group variable annuity is valued daily by GLAIC (see note 6) using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse SM asset charge.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Classification within the fair value hierarchy table is based upon the lowest level of any input that is significant to the fair value measurement. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

		2016
	Total	Level 1	Level 2	Level 3	NAV (1)
Investments:
Short-term investments	$1,240,193	$1,240,193	$—	$—	$—
Mutual funds
Money market funds	10,483,250	10,483,250	—	—	—
Bond funds	22,046,544	22,046,544	—	—	—
Balanced funds	24,786,604	24,786,604	—	—	—
Growth funds	47,848,952	47,848,952	—	—	—
Value funds	20,846,556	20,846,556	—	—	—
Foreign blend funds	28,309,589	28,309,589	—	—	—
Common/collective trust funds
Stable value funds	24,832,039	—	—	—	24,832,039
Target maturity funds	298,783,069	—	—	—	298,783,069
Blend funds	38,280,292	—	—	—	38,280,292
Separately managed fund
Interest-bearing cash	1,404,774	1,404,774	—	—	—
Small-cap equity securities	23,351,872	23,351,872	—	—	—
Group variable annuity
Balanced fund	21,567,475	—	—	—	21,567,475
Common stock of Genworth Financial, Inc.	8,848,290	8,848,290	—	—	—

	$572,629,499	$189,166,624	$—	$—	$383,462,875

		2015
	Total	Level 1	Level 2	Level 3	NAV (1)
Investments:
Short-term investments	$1,455,054	$1,455,054	$—	$—	$—
Mutual funds
Money market funds	9,265,095	9,265,095	—	—	—
Bond funds	21,099,381	21,099,381	—	—	—
Balanced funds	22,406,240	22,406,240	—	—	—
Growth funds	53,674,041	53,674,041	—	—	—
Value funds	18,794,956	18,794,956	—	—	—
Foreign blend funds	31,251,748	31,251,748	—	—	—
Common/collective trust funds
Stable value funds	23,988,053	—	—	—	23,988,053
Target maturity funds	294,967,864	—	—	—	294,967,864
Blend funds	34,585,292	—	—	—	34,585,292
Separately managed fund
Interest-bearing cash	2,093,168	2,093,168	—	—	—
Small-cap equity securities	22,730,238	22,730,238	—	—	—
Group variable annuity
Balanced fund	21,050,532	—	—	—	21,050,532
Common stock of Genworth Financial, Inc.	7,345,194	7,345,194	—	—	—

	$564,706,856	$190,115,115	$—	$—	$374,591,741

(1)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net asset available for plan benefits.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

(4)	Nonparticipant-Directed Investment

Information about the net assets available for plan benefits and changes in net assets available for plan benefits relating to the nonparticipant-directed investment was as follows:

	As of December 31,
	2016	2015
Net assets available for plan benefits:
Common/collective trust funds	$149,793,911	$151,181,740
Employer supplemental contributions receivable	9,838,953	12,610,648

Total	$159,632,864	$163,792,388

Year ended December 31, 2016
Changes in net assets available for plan benefits:
Net appreciation in fair value of common/collective trust funds	$11,756,707
Employer contributions	9,838,953
Benefits paid to participants	(25,755,184)

Net decrease	$(4,159,524)

(5)	Risks and Uncertainties

The Plan investment options include various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which generally invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Party-in-Interest Transactions

One investment option available to participants is the ClearCourse SM group variable annuity provided under the Plan. Each contribution into ClearCourse SM provides a guaranteed amount of retirement income to the participant. GLAIC offers the guaranteed amount of retirement income provided by this ClearCourse SM group variable annuity product. Fees paid by the Plan to GLAIC for the Plan years ended December 31, 2016 and 2015 were approximately $207,000 and $199,000, respectively.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 2,322,386 and 1,969,221 shares of common stock of the Company as of December 31, 2016 and 2015,

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

respectively. As of December 31, 2016 and 2015, the shares had a cost basis of $11,926,355 and $11,871,000, respectively, and a fair value of $8,848,291 and $7,345,194, respectively. During the year ended December 31, 2016, 669,759 shares of common stock of the Company were purchased at a total cost of $1,692,904 and 263,751 shares were sold at a total cost of $1,366,113.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as defined by the Plan and, therefore, is a party-in-interest.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.

(8)	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 1, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Code. This letter expired on January 31, 2017. The Company applied to the IRS for a new letter in January 2017 and is awaiting their updated determination.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to federal or state tax examinations of the Plan for years prior to 2013.

Supplemental Schedule I

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
**The Bank of New York Mellon	Interest-bearing cash	$1,240,193	$1,240,193
Mutual funds:
Capital Research and Management Company	999,057 shares of American Balanced Fund	21,789,726	24,786,604
BlackRock Fund Advisors	10,483,250 shares of BlackRock Money Market Fund	10,483,250	10,483,250
BlackRock Fund Advisors	501,740 shares of BlackRock Russell 2000 Growth Fund	8,195,590	9,403,265
Dodge & Cox	1,622,262 shares of Dodge & Cox Income Fund	21,833,494	22,046,544
Harbor Capital Advisors	484,670 shares of Harbor International Fund	29,290,244	28,309,589
Invesco Advisors, Inc	790,241 shares of Invesco Growth & Income Fund	18,239,696	20,846,556
T. Rowe Price Associates, Inc.	1,314,832 shares of T. Rowe Price Inst. Large Cap Growth Fund	31,978,106	38,445,687

	Total mutual funds	141,810,106	154,321,495

Common/collective trust funds:
BlackRock Institutional Trust Company NA	2,162,447 units of BlackRock Equity Index Fund	29,729,855	38,280,292
BlackRock Institutional Trust Company NA	1,385,602 units of BlackRock LifePath Index Retirement Fund	22,070,569	24,554,111
BlackRock Institutional Trust Company NA	2,336,038 units of BlackRock LifePath Index 2020 Fund	37,007,370	41,791,481
BlackRock Institutional Trust Company NA	2,323,187 units of BlackRock LifePath Index 2030 Fund	37,114,036	42,770,348
BlackRock Institutional Trust Company NA	1,499,840 units of BlackRock LifePath Index 2040 Fund	24,101,092	28,007,577
BlackRock Institutional Trust Company NA	840,384 units of BlackRock LifePath Index 2050 Fund	10,486,323	11,865,641
BlackRock Institutional Trust Company NA	449,452 units of BlackRock LifePath Index Retirement Fund *	7,029,710	7,964,708
BlackRock Institutional Trust Company NA	2,859,481 units of BlackRock LifePath Index 2020 Fund *	44,404,232	51,155,829
BlackRock Institutional Trust Company NA	3,434,187 units of BlackRock LifePath Index 2030 Fund *	53,686,677	63,224,072
BlackRock Institutional Trust Company NA	1,270,991 units of BlackRock LifePath Index 2040 Fund *	19,960,496	23,734,115
BlackRock Institutional Trust Company NA	263,128 units of BlackRock LifePath Index 2050 Fund *	3,122,041	3,715,187
T. Rowe Price Associates, Inc.	24,832,039 units of T. Rowe Price Stable Value Common Trust Fund	24,832,039	24,832,039

	Total common/collective trust funds	313,544,440	361,895,400
Separately managed fund:
Cambiar Investors LLC	See following Sub-schedule for detailed listing	22,842,049	24,756,646
Group variable annuity:
**Genworth Life and Annuity Insurance Company	1,391,331 units of ClearCourse SM Group Variable Annuity	12,562,037	21,567,475
Common stock:
**Genworth Financial, Inc.	2,322,386 shares of Genworth Financial, Inc. common stock	11,926,355	8,848,290
**Notes receivable from participants	1,416 loans to participants with interest rate of 5.25% to 5.50% and maturity dates through December 2021	—	7,871,579

		$503,925,180	$580,501,078

*	Non-participant directed.
**	Party-in-interest as defined by ERISA.

See Accompanying Report of Independent Registered Public Accounting Firm

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i – Sub-Schedule of Separately Managed Fund:

Cambiar Investors LLC

December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current Value
THE BANK OF NEW YORK MELLON	Interest-bearing cash	$1,404,774	$1,404,774
AIRCASTLE LTD	22,790 shares of AIRCASTLE LTD	417,497	475,171
CARDTRONICS PLC	9,530 shares of CARDTRONICS PLC	378,913	520,052
THIRD POINT REINSURANCE LTD	41,155 shares of THIRD POINT REINSURANCE LTD	606,443	475,340
TRAVELPORT WORLDWIDE LTD	36,855 shares of TRAVELPORT WORLDWIDE LTD	504,986	519,655
AIR LEASE CORP	15,420 shares of AIR LEASE CORP	463,745	529,369
ARRAY BIOPHARMA INC	23,850 shares of ARRAY BIOPHARMA INC	169,046	209,641
BMC STOCK HOLDINGS INC	25,595 shares of BMC STOCK HOLDINGS INC	426,080	499,102
BANNER CORP	9,355 shares of BANNER CORP	462,651	522,103
BEACON ROOFING SUPPLY INC	10,380 shares of BEACON ROOFING SUPPLY INC	349,630	478,207
BRINKER INTERNAT IONAL INC	8,760 shares of BRINKER INTERNAT IONAL INC	415,516	433,883
BRUKER CORP	23,300 shares of BRUKER CORP	531,966	493,494
CEB INC	7,780 shares of CEB INC	434,033	471,468
CALGON CARBON CORP	29,925 shares of CALGON CARBON CORP	454,740	508,725
CALLON PETROLEUM CO	32,130 shares of CALLON PETROLEUM CO	522,128	493,838
COLONY STARWOOD HOMES	16,670 shares of COLONY STARWOOD HOMES	428,216	480,263
DSW INC	22,020 shares of DSW INC	575,201	498,753
DEAN FOODS CO	25,700 shares of DEAN FOODS CO	436,465	559,746
DIEBOLD NIXDORF INC	19,100 shares of DIEBOLD NIXDORF INC	719,085	480,365
ENERGIZER HOLDINGS INC	10,800 shares of ENERGIZER HOLDINGS INC	397,553	481,788
ENERSYS	6,530 shares of ENERSYS	406,234	509,993
FEDERAL SIGNAL CORP	33,900 shares of FEDERAL SIGNAL CORP	441,468	529,179
GENERAC HOLDINGS INC	12,050 shares of GENERAC HOLDINGS INC	494,929	490,917
GROUP 1 AUTOMOTIVE INC	6,860 shares of GROUP 1 AUTOMOTIVE INC	490,446	534,668
HILLTOP HOLDINGS INC	17,430 shares of HILLTOP HOLDINGS INC	365,127	519,414
HOPE BANCORP INC	24,550 shares of HOPE BANCORP INC	386,033	537,400
INTERFACE INC	27,710 shares of INTERFACE INC	463,242	514,021
KBR INC	30,730 shares of KBR INC	457,700	512,884
KIRBY CORP	8,610 shares of KIRBY CORP	510,330	572,565
MICROSEMI CORP	8,665 shares of MICROSEMI CORP	234,815	467,650
MOLINA HEALTHCARE INC	9,365 shares of MOLINA HEALTHCARE INC	499,609	508,145
OIL STATES INTERNATIONAL INC	14,360 shares of OIL STATES INTERNATIONAL INC	461,156	560,040
PROASSURANCE CORP	8,595 shares of PROASSURANCE CORP	384,437	483,039
RAMBUS INC	34,920 shares of RAMBUS INC	436,479	480,848
REGAL BELOIT CORP	7,600 shares of REGAL BELOIT CORP	566,054	526,300
SCHWEITZER—MAUDUIT INTERNAT ION	11,960 shares of SCHWEITZER-MAUDU IT INTERNATION	440,092	544,539

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i – Sub-Schedule of Separately Managed Fund:

Cambiar Investors LLC

December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current Value
SONIC CORP	19,700 shares of SONIC CORP	491,774	522,247
SOTHEBY’S	13,165 shares of SOTHEBY’S	510,903	524,757
SUPERIOR ENERGY SERVICES INC	32,140 shares of SUPERIOR ENERGY SERVICES INC	493,126	542,523
SYNAPTICS INC	7,060 shares of SYNAPTICS INC	570,813	378,275
TCF FINANCIAL CORP	30,860 shares of TCF FINANCIAL CORP	498,492	604,547
TELEPHONE & DATA SYSTEMS INC	18,970 shares of TELEPHONE & DATA SYSTEMS INC	495,752	547,664
TESSERA HOLDING CORP	7,695 shares of TESSERA HOLDING CORP	248,865	340,119
UMPQUA HOLDINGS CORP	27,565 shares of UMPQUA HOLDINGS CORP	493,107	517,671
UNITED COMMUNITY BANKS INC/GA	17,865 shares of UNITED COMMUNITY BANKS INC/GA	492,541	529,161
UNITED NATURAL FOODS INC	10,700 shares of UNITED NATURAL FOODS INC	387,439	510,604
VERIFONE SYSTEMS INC	25,060 shares of VERIFONE SYSTEMS INC	607,497	444,314
WOLVERINE WORLD WIDE INC	21,295 shares of WOLVERINE WORLD WIDE INC	414,921	467,425

	Total Investments	$22,842,049	$24,756,646

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 22, 2017	By:	/s/ Matthew D. Farney
Matthew D. Farney
Vice President and Controller (Principal Accounting Officer) Genworth Financial, Inc.

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm